SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                                (Name of Issuer)

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                Marshall Dornfeld
                     Advantage Advisers Xanthus Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                            Telephone: (212) 667-4225
                               Fax: (212) 667-4949

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications on Behalf of the
                           Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  May 19, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:   $100,000,000(a)  Amount of Filing Fee     $12,670.00(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)      Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  12,670.00
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-57209
Filing Party:  ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
Date Filed:  May 19, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed May 19, 2004 by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $100,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 19, 2004.

                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on June 16, 2004.

         2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2004.

         3. $70,409,918.16 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. Payment of the purchase price for the Interests was paid on July 9, 2004 in cash, to those Members tendering a portion of their Interests. Such Members received 100% of the unaudited net asset value of the Interests tendered and accepted for purchase by the Fund. Those Members tendering all of their Interests, received payment also on July 9, 2004, in cash, equal to 95% of the unaudited net asset value of the Interest tendered, and in the form of a promissory note (the "Promissory Note") for the remainder, subject to the other terms and conditions listed in the Offer. Pursuant to the Promissory Note the remaining balance, if any, will be paid with interest promptly after the completion of the Fund's audit for the year ending December 31, 2004.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     ADVANTAGE ADVISERS XANTHUS
                                                     FUND, L.L.C.

                                                     By: /s/ Marshall Dornfeld
                                                       -------------------------
                                                       Name: Marshall Dornfeld
                                                       Authorized Signatory

July 12, 2004